Exhibit 2.13

Schedule A – Lock Up Agreement

On Track Innovations Ltd.
Z.H.R. Industrial Zone
P.O. Box 32
Rosha Pina, Israel 12000

        Re:     Lock-Up Agreement

        The undersigned, a Shareholder of On Track Innovations Ltd. (the “Company”), holding 480,000 ordinary shares nominal value NIS 0.1 per share, of the Company (“Restricted Shares”), issued to the Shareholder by the Company pursuant to a certain Business Line Purchase Agreement by and between the undersigned and the Company dated February 17th, 2007 (the “BLPA”), hereby agrees that the Restricted Shares shall only be available to it in accordance with Clause 3 of Annex B of the BLPA, which its wording is attached a Annex A to this Lock-Up Agreement. The undersigned further agrees that until such Restricted Shares shall be released for sale in accordance with Clause 3 of Annex B of the BLPA, it shall not(1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, or otherwise dispose of or transfer, the Restricted Shares or (2) enter into any swap or other derivative transaction that transfers to another, in whole or in part, directly or indirectly, the economic consequence of ownership of respective part of the Restricted Shares, whether any such transaction or swap described in clause (1) or (2) above is to be settled by delivery of the Restricted Shares, in cash or otherwise.

        In furtherance of the foregoing, the Company, and any duly appointed transfer agent for the registration or transfer of the securities described herein, is hereby authorized to decline to make any transfer of securities if such transfer would constitute a violation or breach of this Lock-Up Agreement.

        The undersigned hereby represents and warrants that the undersigned has full power and authority to enter into this Lock-Up Agreement. All authority herein conferred or agreed to be conferred and any obligations of the undersigned shall be binding upon the successors, assigns, heirs or personal representatives of the undersigned.

        The undersigned hereby acknowledges that the Restricted Shares shall be issued to and in the name of the Escrow Agent (as defined in the BLPA), to be held pursuant to the terms and conditions of the escrow agreement, (“Escrow Agreement”) in order to ensure that the undersigned fulfils all of its lock up undertaking under this Agreement. The Escrow Agent will not vote the Restricted Shares in any manner whatsoever as long as such shares are held by it. In order to insure that the undersigned will not vote the Restricted Shares in any manner whatsoever, the undersigned shall sign an irrevocable proxy on behalf of the Escrow Agent, which shall be valid until the Restricted Shares are sold to third party.

        The undersigned understands that this Lock-Up Agreement is irrevocable.

        This Lock-Up Agreement shall be governed by and construed in accordance with the laws of the State of Israel.

Very truly yours, Barun Electronic Co. Ltd. By: /s/ Wan-Gyun Choi —————————————— Title: President Date: February 16, 2007